Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated February 6, 2008

Final terms and conditions

Medium-Term Notes, Series B
20NC1-Year: CMS Curve Linked Accrual Notes

Issuer:			Toyota Motor Credit Corporation ("TMCC")

Agent: 			Nomura Securities International, Inc.

Rating: 		Aaa/AAA

Currency: 		USD

Trade Date: 		February 6, 2008

Issue Date: 		February 21, 2008

Maturity Date:		February 21, 2028

Issue Price: 		100.00%

Redemption Price: 	100.00%

Nominal Amount: 	USD 10,000,000 (may be increased prior to Issue Date)

Denomination: 		USD 10,000 x USD 1,000

Coupon per Denomination:

	Month 1 - Month 18: Denomination x 8.25%
	Month 19 - Year 10: Denomination x 8.25% x n/N
	Year 11 - Year 18: Denomination x 9.50% x n/N
	Year 19 - Year 20: Denomination x 14.0% x n/N

	(Month 19 - Year 20, the "Floating Interest Rate Period")

	Where:

	"n" is the number of calendar days in the relevant
	Interest Calculation Period, as determined by the Calculation Agent, on which the Reference Spread as observed on such calendar day fixes on or above the Barrier for that Interest Calculation Period.

	"N" is the total number of calendar days in the corresponding Interest Calculation Period.

	"Interest Calculation Period" is the period beginning on and including the Issue Date and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date (or Maturity
	Date, in the case if the final Interest Calculation Period).

Reference Spread: 	(30CMS minus 10CMS)  Where,

	"30CMS" means the USD Constant Maturity Swap ("CMS") Rate (USD-ISDA-Swap Rate) with a Designated Maturity of 30 years as quoted on a semi-annual, 30/360 basis vs. 3 month USD LIBOR as observed in the first column (11:00 a.m. New York fixing) on Reuters Page ISDAFIX1 by the Calculation Agent on each New York Business Day during the relevant Interest Calculation Period (ISDA Definitions amended accordingly).

	"10CMS" means the USD CMS Rate (USD-ISDA-
	Swap Rate) with a Designated Maturity of 10 years as quoted on a semi-annual, 30/360 basis vs. 3 month USD LIBOR as observed in the first column (11:00 a.m. New York fixing) on Reuters Page ISDAFIX1 by the Calculation Agent on each New York Business Day during the relevant Interest Calculation Period (ISDA Definitions amended accordingly).

Reference Spread Observation:

	The Calculation Agent shall observe the Reference Spread
	on each calendar day in an Interest Calculation Period. Provided that:
	(1)	Prior to the Rate Cut-off Date, the Reference
	Spread for a calendar day, which is a non-New
	York Business Day, shall be deemed to be the
	Reference Spread as observed on the previous day
	that was a New York Business Day.
	(2)	The Reference Spread for the calendar days after
	the Rate Cut-off Date through to the end of the applicable Interest Calculation Period shall be deemed to be the Reference Spread as observed on the Rate Cut-off Date for that Interest Calculation Period.

Rate Cut Off Date:  5 New York Business Days prior to the Interest
Payment
		    Date for the relevant Interest Calculation Period.

Barrier	for the relevant
Interest Calculation Period: 	0.00%

Day Count Fraction:		30/360

Interest Payment Dates:		Semi-Annual on the 21st of each February and
				August commencing August 21, 2008

Business Day Convention:	Following, unadjusted

Business Days:
	For Reference Rate Observations:  	New York Business Day
	For Payments: 		London Banking Day and New York Business Day
	For Call Notice Period: London Banking Day and New York Business Day

Issuer Call:		Callable in whole, but not in part, at 100.00% on each
			Interest Payment Date from and including February
			21, 2009 to and including August 21,
2027

Call Notice Period:	10 calendar days

Calculation Agent:	Nomura Global Financial Products Inc.

Selling Restrictions:	See prospectus. No purchase, offer, sale, resale
			or delivery of any Notes or distribution of any offering material relating to the Notes may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Issuer or the Calculation Agent.

Terms of Sale:		Any sale of Notes pursuant to this term sheet
			shall be to the Purchaser on a principal-to-principal basis for the Purchaser's own account.

Governing Law:			New York

Original Issue Discount:	Yes

Documentation:			US MTN Program

CUSIP:				89233PR65

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at:
http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048
z424b3.htm



Risk Factors

       Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. An investment in CMS Curve Linked Accrual Notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 10CMS, and other events that are difficult to predict and beyond the Issuer's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Uncertain and Could Be
0.00%.
       Beginning August 21, 2009, no interest will accrue on the Notes with respect to any calendar day on which 10CMS is greater than 30CMS. For every calendar day on which 10CMS is greater than 30CMS, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if 10CMS remains greater than 30CMS with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.00%.

During the Floating Interest Rate Period, the Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity.
       Beginning August 21, 2009, the Notes will bear interest at a rate of 0.00% per annum with respect to any calendar day on which 10CMS is greater than 30CMS. As a result, if 10CMS remains greater than 30CMS for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than what would be payable on conventional, fixed-rate redeemable notes of the Issuer of comparable maturity.

Beginning August 21, 2009, the Reference Spread for the Fifth New York Business Day Preceding the End of an Interest Calculation Period Will Be the Rate for the Remainder of that Interest Calculation Period.
       Because during the Floating Interest Rate Period, the Reference Spread determined on or otherwise applicable to the fifth New York Business Day preceding the end of an Interest Calculation Period will be the Reference Spread for the remainder of the Interest Calculation Period, if the Reference Spread with respect to that New York Business Day is not greater than or equal to 0.00% (i.e. 10CMS is greater than 30CMS), no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the Reference Spread on any of the subsequent remaining calendar days were actually greater than or equal to 0.00%.

The Price at Which the Notes May Be Resold Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less than the Amount for which They Were Originally Purchased. Some of These Factors Include:
           *	Changes in the levels of 10CMS and 30CMS.
           *	Volatility of 10CMS and 30CMS.
           *	Changes in U.S. interest and swap rates.
           *	Redemption feature.
	   *	TMCC's Credit Rating, Financial Condition and Results.

The Historical Performance of 10CMS and 30CMS Are Not an Indication of Their Future Performance.
       Historical performance of 10CMS and 30CMS should not be taken as an indication of the future performance during the term of the Notes.
Changes in the levels of 10CMS and 30CMS will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes.
       You should also consider the tax consequences of investing in the Notes. The Notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, as described in the section of the related pricing supplement called "United States Federal Income Taxation." Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the related pricing supplement), subject to certain adjustments. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of the related pricing supplement called "United States Federal Income Taxation."


Additional Information

Interest Accrual - Hypothetical Examples

       The table below presents examples of hypothetical semi-annual interest that would accrue on the Notes based on the total number of calendar days in an Interest Calculation Period beginning on August 21, 2009 and ending on (and excluding) February 21, 2010 on which the Reference Spread is greater than or equal to 0.00%. The table assumes that the Interest Calculation Period contains 184 calendar days and that an interest rate of 8.25% per annum is used as the percentage in the interest rate formula.

       The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual semi-annual interest payments will depend on the actual number of calendar days in each Interest Calculation Period and the actual Reference Spread. The applicable interest rate for each semi-annual Interest Calculation Period will be determined on a per-annum basis but will apply only to that Interest Calculation Period.

       N	Hypothetical Semi-annual Interest Rate Accrued Per Annum
       0	0.00000%
       50	2.24185%
       100	4.48370%
       150	6.72554%
       184	8.25000%

Historical Data on the Reference Spread

       The following table sets forth, for each of the periods indicated, the high and the low values of the Reference Spread as reported on Reuters and the number of days 30CMS is greater than or equal to 10CMS. The historical Reference Spread should not be taken as an indication of the future Reference Spread or the future performance of the Reference Spread during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the Reference Spread during any period set forth below is not any indication that the Reference Spread is more or less likely to increase or decrease at any time over the term of the Notes or of the number of days that the Reference Spread will be greater than or equal to 0.00%.


Reference Spread

       			High 	Low	Number of Days 30CMS >= 10CMS, that is,
					where the Reference Spread >= 0.00%.
     2003
     Quarter
       First		0.96%	0.77%	90 of 90
       Second		1.03%	0.79%	91 of 91
       Third		0.97%	0.64%	92 of 92
       Fourth		0.84%	0.68%	92 of 92
     2004
     Quarter
       First		0.89%	0.71%	91 of 91
       Second		0.85%	0.54%	91 of 91
       Third		0.72%	0.60%	92 of 92
       Fourth		0.71%	0.59%	92 of 92
     2005
     Quarter
       First		0.59%	0.30%	90 of 90
       Second		0.41%	0.30%	91 of 91
       Third		0.30%	0.20%	92 of 92
       Fourth		0.24%	0.13%	92 of 92
     2006
     Quarter
       First		0.18%  -0.01%	89 of 90
       Second		0.15%	0.05%	91 of 91
       Third		0.14%	0.05%	92 of 92
       Fourth		0.15%	0.11%	92 of 92
     2007
     Quarter
       First		0.24%	0.11%	90 of 90
       Second		0.22%	0.13%	91 of 91
       Third		0.28%	0.15%	92 of 92
       Fourth		0.36%	0.20%	92 of 92
     2008
     Quarter
       First 		0.63%	0.35%	34 of 34
       (through February 4, 2008)

The Reference Spread at 11:00 a.m. (New York City time) on
February 4, 2008, was 0.56%.


United States Federal Income Taxation

       The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of
Notes.  This discussion applies to an initial holder of Notes purchasing the Notes at their "issue price" for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue
Code of 1986, as amended (the "Code").  This summary is based on the
Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the
U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:
*	a financial institution;
*	a regulated investment company;
*	a real estate investment trust;
*	a tax-exempt entity;
*	a dealer in securities or foreign currencies;
*	a person holding the Notes as part of a hedging transaction,
	''straddle,'' conversion transaction, or integrated transaction, or
	who has entered into a ''constructive sale'' with respect to the Notes;
*	a U.S. Holder (as defined below) whose functional currency is not
	the U.S. dollar;
*	a trader in securities or foreign currencies that in either case
	elects to apply a mark-to-market method of tax accounting; or
*	a partnership or other entity classified as a partnership for U.S.
	federal income tax purposes.

       As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

       The following discussion applies only to a "U.S. Holder" of Notes. A "U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:
*	a citizen or resident of the United States;
*	a corporation or other entity taxable as a corporation created or
	organized under the laws of the United States or any political subdivision thereof; or
*	an estate or trust the income of which is subject to U.S. federal
	income taxation regardless of its source.

       The Notes are obligations subject to the Treasury Regulations governing contingent payment debt instruments, and the discussion herein assumes this treatment. Under this treatment, the Notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

       TMCC is required to determine a "comparable yield" for the Notes. The "comparable yield" is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. The "comparable yield" for the Notes will be based on information furnished to TMCC by the Calculation Agent and will be set forth in the related pricing supplement.

       Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a "projected payment schedule" in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield. The "projected payment schedule" in respect of the Notes will be set forth in the related pricing supplement.

       For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC's determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS"). Regardless of a U.S. Holder's accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

       Accordingly, subject to a sale, exchange or retirement of the
Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:
*	the product of (i) the adjusted issue price of the Notes (as
	defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;
*	divided by the number of days in the accrual period; and
*	multiplied by the number of days during the accrual period that the
	U.S. Holder held the Notes.

       For U.S. federal income tax purposes, the "adjusted issue price" of a Note is its issue price increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described below) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of any prior payments) with respect to the Note.

       In addition, a U.S. Holder will have a "positive adjustment" if the amount of any contingent payment is more than the projected amount of that payment and a "negative adjustment" if the amount of the contingent payment is less than the projected amount of that payment. The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in that year (a "net positive adjustment") and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a "net negative adjustment"). To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of the holder's net negative adjustments treated as ordinary losses in prior taxable years. Any net negative adjustments in excess of such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

       Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder's adjusted tax basis in the Note.
A U.S. Holder's adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

       The following discussion applies only to a "Non-U.S. Holder" of Notes. A "Non-U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:
*	a nonresident alien individual;
*	a foreign corporation; or
*	a nonresident alien fiduciary of a foreign estate or trust.

       "Non-U.S. Holder" does not include an individual present in the United States for 183 days or more in the taxable year of disposition. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

       Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder's conduct of a U.S. trade or business.

       The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a U.S. person and provides its name and address and otherwise satisfies applicable requirements.

       If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder's conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

       Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

       Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.



The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, and other documents the issuer has filed with the SEC, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Nomura Securities International, Inc. by calling (212) 667-2222.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.